

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   September 28, 2015

Via E-mail
Oivi Launonen
Chief Executive Officer
Seguin Natural Hair Products Inc.
2505 Anthem Village E. Drive
Henderson, NV 89058

> **Re: Seguin Natural Hair Products Inc.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed September 18, 2015**
> **File No. 333-205822**

Dear Mr. Launonen:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.   Please disclose your supplemental response to comment six in our letter dated August 10, 2015 within your next amendment.

2.   We note your response to comment seven in our letter dated August 10, 2015. Please file your legal opinion in your next amendment.

Prospectus Summary, page 4

3.   We note your revised disclosure in response to comment 11 in our letter dated August 10, 2015; however, the first two sentences under this section suggest that you have current operations. Please revise these sentences to clearly indicate that you merely have a business plan.

Risk Factors, page 5
Our Independent Registered Public Accounting Firm…, page 8

4.   We note your revised disclosure in response to comment 17 in our letter dated August 10, 2015. If true, please revise the date in the second sentence of third paragraph of this risk factor from March 31, 2016 to June 30, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

5.   We note your supplemental response to comment 19 in our letter dated August 10, 2015. Within your next amendment, please account for the $21,815 you incurred in connection with operating expenses.

Preferred Stock, page 19

6.   We note your supplemental response to comment 23 in our letter dated August 10, 2015. In your next amendment, please remove the disclosure from your registration statement that you are authorized to issue 500,000,000 shares of preferred stock.

Exhibits

7.   We note your supplemental response to comment 26 in our letter dated August 10, 2015. Please file a text searchable version of Exhibit 3.1 in your next amendment.

You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
         Richard Anslow, Esq.
         Ellenoff Grossman & Schole LLP